FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME ANNOUNCES FILING OF SHELF

PROSPECTUS AND

REGISTRATION STATEMENT

Vancouver, Canada, January 30, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada, other than Québec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10.

The filing is intended to restore the original capacity which was available to Cardiome under its previous base shelf prospectus which has expired. Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, provide for the potential offering in Canada and the United States of up to an aggregate of U.S.$250 million of Cardiome’s common shares, preferred shares, debt securities and warrants from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus. This shelf prospectus is intended to give Cardiome the flexibility to take advantage of financing opportunities when market conditions are favourable. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from Cardiome by submitting a request to Investor Relations at 6190 Agronomy Road, Suite 405, Vancouver, British Columbia, Canada, V6T 1Z3.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM).

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include statements regarding the base shelf prospectus and registration statement being cleared by Canadian securities regulatory authorities and Cardiome’s intention to take advantage of financing opportunities when market conditions are favourable. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; not receiving the regulatory approvals, including the further approvals that may be sought from securities regulatory authorities or the SEC, on the timelines required or at all, that the prevailing market price of our securities may make a prospectus offering in respect of such securities unattractive to Cardiome as well as those factors discussed in or referred to under the heading “Risk Factors” in Cardiome’s Annual Report on Form 20-F for the year ended December 31, 2012 which is available under Cardiome’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

Cardiome Investor Relations

(604) 676-6993 or Toll Free: 1-800-330-9928

Email: ir@cardiome.com

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